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03053092

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42126

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETRIE PARKMAN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 17th Street, Suite 1100
(No. and Street)

RECD S.E.C.
JUN 2 6 2003
578

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Petrie (303) 292-3877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000 (Address) Denver, (City) CO (State) 80202-4870 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS A. PETRIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETRIE PARKMAN & CO., INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
Thomas A. Petrie

Chairman & CEO
Title

State of Colorado
County of Denver

Notary Public My commission exp. 11/13/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
Suite 1000
1670 Broadway
Denver CO 80202-4870
Telephone (720) 931 7000
Facsimile (720) 931 7100

Report of Independent Accountants

To the Board of Directors and Stockholders
of Petrie Parkman & Co., Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Petrie Parkman & Co., Inc. and its subsidiaries (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
February 13, 2003

Petrie Parkman & Co., Inc.

Consolidated Statement of Financial Condition
as of December 31, 2002

Petrie Parkman & Co., Inc.
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 2,700,835
Restricted cash	50,000
Accounts receivable	3,164,471
Furniture and equipment, at cost, net of accumulated depreciation and amortization of $619,795	1,733,126
Other assets	253,954
Total assets	$ 7,902,386
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	$ 249,371
Other accrued liabilities	102,283
Total liabilities	351,654
Lease Commitments (Note 8)	
Stockholders' equity:	
Common stock, par value $1 per share, 12,355 shares authorized; 11,902 shares issued and outstanding	12,355
Additional paid-in capital	637,192
Retained earnings	7,133,370
Less 453 shares of common stock in treasury, at cost	(232,185)
Total stockholders' equity	7,550,732
Total liabilities and stockholders' equity	$ 7,902,386

The accompanying notes are an integral part of this consolidated financial statement.

Petrie Parkman & Co., Inc.
Notes to Consolidated Financial Statement

1. Organization and Summary of Significant Accounting Policies

Organization
Petrie Parkman & Co., Inc. was incorporated pursuant to the Delaware general corporation law on February 20, 1989. Petrie Parkman & Co., Inc. and its subsidiaries, Denver Energy Advisors, LLC and PPC, LLC (the "Company") currently have offices in Denver, Houston and London. PPC, LLC commenced operations in April 2002. The Company's revenues are derived primarily from underwriting, investment banking and institutional research service activities related to the oil and gas industry. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). In consolidation, all significant intercompany balances and transactions are eliminated.

Banc of America Securities LLC serves as the Company's clearing agent ("Clearing Broker/Dealer"). The Company clears all transactions on behalf of customers on a fully disclosed basis with the Clearing Broker/Dealer. All customers are required to transmit funds and securities directly to the Clearing Broker/Dealer. The Clearing Broker/Dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a Clearing Broker/Dealer.

The following is a summary of significant accounting policies consistently followed by the Company.

Estimates
The preparation of accrual basis financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from these estimates.

Financial Instruments
The Company transacts trades of securities and utilizes derivative financial instruments as hedges of underlying exposures associated with specific security transactions. Both the derivative financial instruments and the securities would be recorded at market value on the consolidated statement of financial condition, however at December 31, 2002, the Company did not hold any derivative financial instruments. Market values for exchange-traded derivatives, such as options, and securities are based on quoted market prices.

2. Cash, Cash Equivalents and Restricted Cash

The Company considers cash and cash equivalents as cash on hand, on deposit and all highly liquid investments purchased with a maturity of three months or less.

The Company invests its excess cash in interest-bearing securities and accounts. At December 31, 2002, cash and cash equivalents and restricted cash consisted of the following:

Syndicate and trading accounts with Clearing Broker/Dealer (1)	$ 2,071,075
Treasury bill money market mutual fund	454,960
Other miscellaneous operating accounts	142,314
Collateral account with Clearing Broker/Dealer	32,486
Total cash and cash equivalents	$ 2,700,835
Restricted cash (2)	$ 50,000

(1) The Company is required to maintain a balance of $250,000 in its syndicate clearing account held at the Clearing Broker/Dealer upon having a firm commitment for underwriting.

(2) In compliance with an agreement with its Clearing Broker/Dealer, the Company is required to maintain at least $50,000 of cash in its collateral account.

3. Furniture and Equipment

Furniture and equipment is recorded at historical cost and depreciation is provided on furniture and equipment using the 150% declining balance method over their estimated useful lives, which is five years. A fractional interest in an airplane is recorded at historical cost and depreciation is provided using the straight-line method over twenty years. Leasehold improvements are amortized using the straight-line method over the term of the applicable leases. Gains and losses on dispositions are recorded at gross proceeds less net book value and are included in operations. There were no dispositions in 2002. The Company wrote-off fully depreciated furniture and equipment of $364,396 during 2002. The major classes of furniture and equipment at December 31, 2002 are as follows:

Furniture, fixtures and equipment	$ 673,496
Fractional interest in airplane	1,350,000
Leasehold improvements	329,425
	2,352,921
Less accumulated depreciation and amortization	619,795
Net furniture and equipment	$ 1,733,126

4. Treasury Stock

In April 2002, the Company reacquired 453 shares of common stock from two former employees for $232,185, which represented the net book value of the stock on the date of repurchase. The shares were resold to three employees in February 2003 for approximately $287,000.

5. Concentration of Credit Risk

At December 31, 2002, a significant portion of the Company's cash and cash equivalents was deposited with two financial institutions in San Francisco, California and Denver, Colorado.

The Company's revenues are primarily derived from business activities concentrated in the oil and gas industry. As such, if the oil and gas industry were to be affected by adverse economic conditions, the Company's revenue mix and profitability could be impacted.

A portion of the Company's accounts receivable is from full bracket investment firms relating to underwritings of energy related companies. Other accounts receivable balances are primarily due from entities in the energy industry. Collateral is not required and the Company has experienced minimal losses to date, therefore no allowance for doubtful accounts has been established.

At December 31, 2002, the Company had account balances with two full bracket investment firms and one other investment banking client that represented approximately 71% of the total accounts receivable balance. Subsequent to year end, approximately $658,000 (29%) of these balances have been collected.

Petrie Parkman & Co., Inc.
Notes to Consolidated Financial Statement

6. Income Taxes

The Company has been approved by the Internal Revenue Service as a Subchapter S Corporation and as such, all taxable income is allocated to the individual stockholders and no income tax is provided for at the corporate level.

7. Investments and Securities

At December 31, 2002, the Company held an investment in the common stock of the NASDAQ Stock Market, Inc. ("Nasdaq") in the amount of $32,000 which is included in other assets on the accompanying consolidated statement of financial condition. This investment was a result of the restructuring of the NASD, and was sold to member firms based on an evaluation by the fairness committee of the NASD. The Company has valued the investment at market value as of December 31, 2002.

8. Lease Commitments

The Company leases office space and equipment under noncancelable operating leases. The lease on the Denver office space may be terminated on June 30, 2004, for which there is a minimal termination payment required. The lease may be continued until June 30, 2006. Minimum payments on this lease through June 30, 2004 and the termination payment are included in the schedule below. The lease on the Houston office may be terminated on July 31, 2005. Minimum rental payments under these leases are as follows for the years ending December 31:

2003		$ 610,345
2004		543,982
2005		258,986
2006		--
	Total	$ 1,413,313

9. Benefit Plan

The Company sponsors a 401(K) Profit Sharing Plan (the "Plan") for its employees. All full-time employees with more than 1,000 hours of service annually are eligible to participate in the Plan following a one-year waiting period. Under the terms of the Plan, employees may make tax deferred salary contributions. The Company is required to contribute 3% of the salary of non-highly compensated employees, as defined in the Plan. Effective January 1, 1997, all contributions are fully vested when made. At its sole discretion, the Company may make contributions in excess of required amounts. Cash contributions made by the Company in 2002 were approximately $889,000.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,050,422, which was greater than its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k (2)(ii) of the Rule.